
February 13, 2024

Uttam Patil, Ph.D.
Chief Executive Officer
ABVC BioPharma, Inc.
44370 Old Warm Springs Blvd.
Fremont, CA 94538

> **Re: ABVC BioPharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2024**
> **File No. 333-276500**

Dear Uttam Patil:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1, filed February 9, 2024

Executive Compensation, page 81

1. We note your response to prior comment 1 and we reissue the comment. Please revise your registration statement to include all of the executive compensation disclosures required for the fiscal year ended December 31, 2023. For example, your compensation tables and related disclosures should cover each of the named executive officers described in Item 402(m)(2) of Regulation S-K, including Dr. Uttam Patil given his appointment as your Chief Executive Officer on June 21, 2023. In addition, it is unclear whether your directors received any compensation in 2023. Refer to Item 402(r) of Regulation S-K.

Selling Stockholders, page 92

2. We note your response to prior comment 2 and we reissue the comment. Please update the selling stockholder table to reflect all of the shares being registered pursuant to this

registration statement on behalf of the selling stockholders. In this regard, the number in the table now appears to exclude the 25,000 shares of common stock underlying the 3rd PA Warrants.

 Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.